SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ______)

EVISION INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

359031 10 1
(CUSIP Number)

Robert Trapp, 1888 Sherman Street, Suite 500
Denver, Co (303) 894-7971
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 8 Pages

CUSIP No.	359031 10 1	13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RICHWAY PARTNERS LTD., LEONARD LI, MOXIAN CHEN, EDDIE HO MAN WAI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER	SEE ITEM 5 OF ATTACHED SCHEDULE
8	SHARED VOTING POWER	SEE ITEM 5 OF ATTACHED SCHEDULE
9	SOLE DISPOSITIVE POWER	SEE ITEM 5 OF ATTACHED SCHEDULE
10	SHARED DISPOSITIVE POWER	SEE ITEM 5 OF ATTACHED SCHEDULE
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	SEE ITEM 5 OF ATTACHED SCHEDULE
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	SEE ITEM 5 OF ATTACHED SCHEDULE
14	TYPE OF REPORTING PERSON*	RICHWAY PARTNERS LTD IS “CO”, MESSRS. LI, CHEN, AND HO ARE “IN”

Page 2 of 8 Pages

STATEMENT
ON
SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, $.01 par value (the “Common Stock”) of eVision International, Inc. (the “Issuer”).

     The name and address of the principal executive offices of the Issuer are:

eVision International, Inc. 1888 Sherman Street, Suite 500 Denver, CO 80203

ITEM 2. IDENTITY AND BACKGROUND

     The reporting persons are Richway Partners, Ltd, and its Directors, Leonard Li, Moxian Chen, and Eddie Ho Man Wai.

I.    (a)  Richway Partners, Ltd.

     (b) The principal office address of Richway Partners, Ltd. is Unit 100-12031 Horseshoe Way, Richmond, BC, Canada, V7A 4V4.

     (c) The principal business of Richway Partners, Ltd. is investment, management, and operation of waste-to-energy projects.

     (d) During the last five years, Richway Partners, Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Richway Partners, Ltd. has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

     (f) Richway Partners, Ltd. is a Canadian corporation.

II.  (a) Leonard Li, Director of Richway Partners, Ltd.

     (b) The principal office address of Leonard Li is Unit 100-12031 Horseshoe Way, Richmond, BC, Canada, V7A 4V4.

     (c) The principal occupation of Leonard Li is Director of Richway Partners, Ltd.

     (d) During the last five years, Leonard Li has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Page 3 of 8 Pages

     (e) During the last five years, Leonard Li has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

     (f) Leonard Li is a Canadian citizen.

III. (a) Moxian Chen, Director of Richway Partners, Ltd.

     (b) The principal office address of Moxian Chen is Unit 100-12031 Horseshoe Way, Richmond, BC, Canada, V7A 4V4.

     (c) The principal occupation of Moxian Chen is Director of Richway Partners, Ltd.

     (d) During the last five years, Moxian Chen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Moxian Chen has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

     (f) Moxian Chen is a Canadian citizen.

IV. (a) Eddie Ho Man Wai, Director of Richway Partners, Ltd.

     (b) The principal office address of Eddie Ho Man Wai is Unit 100-12031 Horseshoe Way, Richmond, BC, Canada, V7A 4V4.

     (c) The principal occupation of Eddie Ho Man Wai is Director of Richway Partners, Ltd.

     (d) During the last five years, Eddie Ho Man Wai has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Eddie Ho Man Wai has not been a party to a civil proceeding or administrative body of competent jurisdiction required to be reported hereunder.

     (f) Eddie Ho Man Wai is a Canadian citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 25, 2004, Richway Partners, Ltd. agreed to sell the following corporate interests to eVision International, Inc: (a) 45% of Richway Investment Management Limited, which owns 95% and 80%, respectively, of two under-construction waste-to-energy plants (1) built for 600 tons of waste/day and production of 73.3 million kwh/year of electricity in Huizhou, Guangdong, China and (2) built for 450 tons of waste/day and production of 45.4 million kwh/year of electricity in Changchun, Jilin, China; (b) 100% of Richway Environmental Technologies Ltd. which is the design and engineering company for Richway Group’s waste management systems; (c) 100% of Richway Energy Builder Ltd. and (d) 100% of Richway Energy Development Co. Ltd. As consideration for these corporate interests, eVision agreed to issue 18,430,000 common shares to Richway Partners, Ltd.

     In a separate contemporaneous agreement, Richway Partners will acquire from Online Credit Limited outstanding convertible debenture agreements totaling $3,080,073.49 in principal, and their respective accrued, unpaid interest previously issued by eVision.

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of this transaction between the Issuer and Richway Partners. Ltd. was to acquire a controlling interest in eVision International, Inc.

     Richway Partners, Ltd.:

     (a) does not have any plans to acquire additional securities of the Issuer or dispose of securities of the Issuer, other than the possible conversion of the debentures (described in Item 5 below);

     (b) does not have any plans or proposals for any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

Page 4 of 8 Pages

     (c) does not have any plans to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries;

     (d) plans to appoint four (4) members to the four vacancies in the Issuer’s Board of Directors;

     (e) plans to increase authorized capital to five billion shares;

     (f) does not have any plans or proposals for any other material change in the Issuer’s business or corporate structure;

     (g) plans to change the name of the entity to Richway Energy (China), Inc.;

     (h) does not plan to cause a class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) does not have any plans ot proposals for a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) does not have any plans or proposals for any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Richway Partners, Ltd.

     Pursuant to the reported transaction Richway Partners, Ltd. will receive 18,340,000 common shares of the Issuer, which will constitute approximately 38% of the outstanding common chares of the Issuer.

     In addition, Richway Partners Ltd. has purchased from Online Credit Limited convertible debentures issued by the Issuer. These debentures, both the principal and the interest, are convertible into common stock of the Issuer at the Holder’s option at market price of the Issuer at the time of exercise. These debentures are as follows:

(1)	US$589,889.00 accruing interest at 12% since June 1, 2001 and due June 1, 2006
(2)	US$614,963.53 accruing interest at 12% since December 1, 2001 and due December 4, 2006
(3)	US $626,331.01 accruing interest at 12% since June 1, 2002 and due June 1, 2007
(4)	US $658,813.95 accruing interest at 12% since December 1, 2002 and due December 1, 2007
(5)	US $590,076.00 accruing interest at 8% since December 15 1997 and due December 15, 2007

Page 5 of 8 Pages

     Leonard Li, Moxian Chen, and Eddie Ho Man Wai are directors of Richway Partners, Ltd. and therefore may be considered beneficial owners of the shares detailed here in Item 5.

     Richway Partners, Ltd., Leonard Li, Moxian Chen, and Eddie Ho Man Wai have shared voting and dispositive power of the shares detailed here in Item 5.

     There are no transactions in the class of securities reported on that were effected during the past sixty day or since the most recent filing on Schedule 13D, whichever is less, by Richway Partners, Ltd., Leonard Li, Moxian Chen, and Eddie Ho Man Wai.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares detailed here in Item 5.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions in loan agreements need not be included.

Page 6 of 8 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Agreement to File one Statement on Schedule 13D.

     (b) Share Purchase Agreement dated February 25, 2004.

     (c) Purchase of Convertible Debenture Agreements dated February 25, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2004.

/s/ Richway Partners, Ltd. Richway Partners, Ltd.

/s/ Leonard Li Leonard Li

/s/ Moxian Chen Moxian Chen

/s/ Eddie Ho Man Wai Eddie Ho Man Wai

Page 7 of 8 Pages

Exhibit 7(a)

Agreement to File One Statement on Schedule 13D

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, as amended, the under signed agree that the Schedule 13D to which this Exhibit is attached is filed on behalf of each of the undersigned.

Date: March 25, 2004

/s/ Richway Partners, Ltd. Richway Partners, Ltd.

/s/ Leonard Li Leonard Li

/s/ Moxian Chen Moxian Chen

/s/ Eddie Ho Man Wai Eddie Ho Man Wai

Page 8 of 8 Pages